June 2011
Pricing Sheet dated June 9, 2011 relating to
Preliminary Terms No. 829 dated June 3, 2011
Registration Statement No. 333-156423
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Commodities

Commodity-Linked Notes due September 14, 2017
Based on the Performance of a Basket Consisting of Five Commodities
PRICING TERMS – JUNE 9, 2011
Issuer:	Morgan Stanley
Aggregate principal amount:	$1,520,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date:	June 9, 2011
Original issue date:	June 14, 2011 (3 business days after the pricing date)
Maturity date:	September 14, 2017
Interest:	None
Basket:	Basket commodities	Bloomberg ticker symbol*	Weighting	Initial commodity price
	Aluminum	LOAHDY	20%	$2,625.50
	Brent blend crude oil (“brent”)	CO1	20%	$119.57
	Copper	LOCADY	20%	$8,950.50
	Nickel	LONIDY	20%	$22,505.00
	Zinc	LOZSDY	20%	$2,259.00
*Bloomberg ticker symbols are being provided for reference purposes only.  With respect to each basket commodity, the initial commodity price has been, and the final commodity price will be, determined based on the prices published by the relevant exchange.

Payment at maturity:	The payment due at maturity per $1,000 stated principal amount will equal: $1,000 + supplemental redemption amount, if any In no event will the payment due at maturity be less than $1,000 per note.
Supplemental redemption amount:	$1,000 × participation rate × basket performance; provided that the supplemental redemption amount will not be less than zero.
Participation rate:	100%
Basket performance:	Sum of the commodity performance values of each of the basket commodities
Commodity performance value:	With respect to each basket commodity: [(final commodity price – initial commodity price) / initial commodity price] × weighting
Determination date:	In respect of each basket commodity, September 11, 2017, subject to a non-trading day or a market disruption event in respect of the applicable basket commodity.
Commodity price:
For any trading day:
Aluminum:  The official cash offer price per tonne (as stated in U.S. dollars)
Brent: The official settlement price per barrel (as stated in U.S. dollars)
Copper:  The official cash offer price per tonne (as stated in U.S. dollars)
Nickel:  The official cash offer price per tonne (as stated in U.S. dollars)
Zinc:  The official cash offer price per tonne (as stated in U.S. dollars)
For full descriptions, please see “Fact Sheet – Commodity price” on page 7 of the accompanying preliminary terms.

Initial commodity price:
For each basket commodity, the commodity price for such basket commodity on the pricing date.  See “Basket—Initial commodity price” above.
If any initial commodity price as finally determined by the relevant exchange differs from any initial commodity price specified in the pricing supplement, we will include the definitive initial commodity price in an amended pricing supplement.

Final commodity price:
For each basket commodity, the commodity price for such basket commodity on the determination date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day.

CUSIP:	617482VG6
ISIN:	US617482VG62
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, a wholly owned subsidiary of Morgan Stanley. See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Security	100%	2.00%	98.00%
Total	$1,520,000	$30,400	$1,489,600

(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, Morgan Stanley & Co. LLC, a fixed sales commission of 2.00% for each note they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 829 dated June 3, 2011
Prospectus Supplement dated December 23, 2008                                 Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.